Exhibit 99.107

April 26, 2017

CONSENT OF MARK MATHISEN

In connection with the technical information attributed to the undersigned in the following reports, each of which are included in the registration statement on Form 40-F being filed by NexGen Energy Ltd. with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned’s name in the 40-F, or the information derived from the following reports or documents into the registration statement on Form 40-F.

1)	Technical Report Entitled “Technical Report on the Rook I Property, Saskatchewan, Canada”, dated April 13, 2016; and

2)	Technical Report Entitled “Technical Report on the Rook I Property, Saskatchewan, Canada” dated March 31, 2017.

(Signed) “Mark B. Mathisen”
Mark B. Mathisen, C.P.G.
Senior Geologist
Roscoe Postle Associates Inc.

RPA 143 Union Boulevard Suite 505 | Lakewood, CO, USA 80228 | T +1 (303) 330 0950	www.rpacan.com